UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2026

Commission file number: 001-39738

Ucommune International Limited

No. 12 Taiyanggong Middle Road, Guancheng Building, 10th Floor

Chaoyang District, Beijing 100028

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

EXPLANATORY NOTE

As disclosed earlier, on February 9, 2026, Ucommune International Ltd (the “Company”) held an extraordinary general meeting and approved, among other things, on a date when the closing market price per the Company’s Class A ordinary share is less than US$1.00, or on such date as any director or chief executive officer of the Company deems advisable and may determine in his or her absolute discretion, a series of reverse share splits of the Company’s authorized share capital. On March 25, 2026, the board of directors of the Company approved a reverse share split of all the Company’s issued and unissued shares at an exchange ratio of one (1) share for ten (10) shares (“Reverse Share Split”).

The Reverse Share Split will be effective at 5:00 P.M. on April 29, 2026 and the Company’s Class A Ordinary Shares will begin trading on the Nasdaq Capital Market (“Nasdaq”) on a split-adjusted basis at the opening of market on April 30, 2026.

The Class A Ordinary Shares will continue to trade on the Nasdaq Capital Market under the trading symbol “UK” but will trade under the following new CUSIP number: G9449A142. The Reverse Share Split will reduce the number of outstanding ordinary shares of the Company from 6,779,498, including 6,660,111Class A ordinary shares and 119,387 Class B ordinary shares, to approximately 677,951 ordinary shares, including approximately 666,012 Class A ordinary shares and 11,939 Class B ordinary shares. Every ten (10) outstanding ordinary shares will be combined into and automatically become one post-Reverse Share Split ordinary share. No fractional shares will be issued in connection with the Reverse Share Split. Instead, the Company will issue one full post-Reverse Share Split share to any shareholder at a participant level who would have been entitled to receive a fractional share as a result of the process.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ucommune International Limited

/s/ Daqing Mao
Daqing Mao
Chairman of the Board

Date: April 28, 2026

2